

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

Mr. Marshall D. Smith
Chief Financial Officer
Ultra Petroleum Corp.
363 North Sam Houston Parkway, Suite 1200
Houston, TX 77060

> **Re: Ultra Petroleum Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-33614**

Dear Mr. Smith

We have completed our review of your filing and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director